Lincoln National Income Fund, Inc.

Form N-SAR Item 77(C)



SHAREHOLDER MEETING RESULTS
2005 Annual Shareholder Meeting

The Fund held its annual meeting of
shareholders on June 2, 2005.  At
the annual meeting, the Fund's
shareholders elected three Class 3
Directors.  The result of the voting
at the annual meeting was as
follows:

Nominee
Shares Voted For
Withheld Authority
Thomas L. Bindley
6,322,736
83,686
H. Thomas McMeekin
6,319,303
87,119
Daniel R. Toll
6,300,866
105,555